



17005052

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SEC Processing Section

FEB 27 2017

Washington DC 416

SEC FILE NUMBER
8-38158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Oak Lawn Ave., Suite 400
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Institutional Securities Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANDREYA S. WEADON
Notary Public, State of Texas
Comm. Expires 06-22-2020
Notary ID 10500978

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

INSTITUTIONAL SECURITIES CORPORATION

CONTENTS

WWW.MOSSADAMS.COM


MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Institutional Securities Corporation

We have audited the accompanying statement of financial condition of Institutional Securities Corporation (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Securities Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Institutional Securities Corporation's financial statements. The information in Schedule I is the responsibility of Institutional Securities Corporation's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 17, 2017


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

INSTITUTIONAL SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 305,285
Receivable from brokers-dealers and clearing organizations	626,624
Other receivables	45,066
Securities owned	309,527
Prepaid expenses and advances	42,958
	$ 1,329,460

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 12,478
Commissions payable	393,238
Account payable clearing broker	300,870
Income tax payable	14,962
	721,548
Stockholder's equity:	
Common stock, 10,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding	1,000
Additional paid in capital	286,709
Retained earnings	320,203
Total stockholder's equity	607,912
	$ 1,329,460

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Commissions	$ 6,070,219
Interest income	43,542
Other income	81,587
Unrealized loss on securities	(13,069)
Realized gain on securities	76,420
	6,258,699
Expenses	
Commissions and clearance	5,392,818
Regulatory fees and expenses	63,590
Other expenses	712,867
	6,169,275
Income before income taxes	89,424
Federal income taxes expense	14,962
Net Income	$ 74,462

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2015	10,000	$ 1,000	$ 286,709	$ 245,741	$ 533,450
Net income				74,462	74,462
Balance at December 31, 2016	10,000	$ 1,000	$ 286,709	$ 320,203	$ 607,912

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net (loss) income	$ 74,462
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:	
Change in current assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(38,571)
Increase in other receivables	(13,066)
Increase in securities owned	(178,489)
Increase in prepaid expenses and advances	(3,333)
Decrease in accounts payable and accrued expenses	(6,293)
Decrease in commissions payable	(2,508)
Increase in accounts payable clearing broker	277,501
Increase in Income tax payable	14,962
Net cash provided by operating activities	124,665
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Contributed Capital	-0-
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	124,665
Cash and cash equivalents at beginning of year	180,620
Cash and cash equivalents at end of year	$ 305,285

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Institutional Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ISC Group, Inc. ("Parent"). Substantially all the Company's business is conducted with customers in Texas.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due if applicable. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of approximately $481,054 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .87 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended December 31, 2016 totaled $870,000 and are reflected in commission and clearance and other expenses.

In addition, The Company made payments to an affiliated entity, Investment Sales Corp., for the year ended December 31, 2016 totaling $18,015. These payments comprised of fees that were paid to the broker dealer for plan administration activities carried out by the affiliated entity, Investment Sales Corp. The Company also made payments to an affiliated entity, ISC Advisors, Inc., for the year ended December 31, 2016 totaling $108,641. These payments comprised advisory fees that were received into the broker dealer in error and also E&O insurance premiums withheld from commissions. The premiums for the corporate E&O policy are paid by the affiliate, ISC Advisors, Inc. These payments are reflected in commission and clearance and other expenses.

Note 5 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 6 - Fair Value Measurements

In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency

Note 6 - Fair Value Measurements—continued

mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2016, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2, or 3 categories in the fair value hierarchy for the year ended December 31, 2016.

Note 7 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Also included in the Company's agreement with its clearing broker-dealer is a clause in which the Company represents that it shall maintain at all times a minimum of $250,000 in regulatory net capital. The clause requires the Company to do certain things and cease introducing any business in alternative investment products through its clearing firm in the event the Company's capital falls below $250,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2016

Schedule I

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 607,912
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		607,912
Deductions and/or charges		
Non-allowable assets:		
Concession receivable in excess of the payable	$ 14,834	
Other receivables	45,066	
Prepaid expenses and advances	42,958	
Excess blanket bond deduction	5,000	(107,858)
Net capital before haircuts on securities positions		500,054
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Other securities	19,000	(19,000)
Net capital		$ 481,054

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 12,478
Commissions payable	393,238
Income taxes payable	14,962
Total aggregate indebtedness	$ 420,678

Schedule I (continued)

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 28,045
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 381,054
Excess net capital at 1000%	$ 438,986
Ratio: Aggregate indebtedness to net capital	.87 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation in its unaudited Focus IIA Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

Required By SEC Rule 17a-5

Year Ended December 31, 2016


MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Institutional Securities Corporation

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Institutional Securities Corporation identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Institutional Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Institutional Securities Corporation stated that Institutional Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Institutional Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Institutional Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 17, 2017


Praxity




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Institutional Securities Corp's Exemption Report

Institutional Securities Corp (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Institutional Securities Corp

I, Scott A. Hayes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Title: President

February 7, 2017

Institutional Securities Corporation

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2016